SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

Cardica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14141R101
(CUSIP Number)
Samir Tall Chief Financial Officer Applied Medical Corporation 22872 Avenida Empresa Rancho Santa Margarita, California 92688 (949) 713-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

December 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 14141R101

1.	NAMES OF REPORTING PERSONS: Applied Medical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,557,4071
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,557,4071
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,407
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%2 (rounded off from 4.99%)
14.	TYPE OF REPORTING PERSON CO

1 Sole voting power and sole dispositive power are held indirectly through control of Applied Medical Resources Corporation, a California corporation, a wholly owned subsidiary of the reporting person.

2 Based on 51,218,019 shares of Common Stock outstanding as of November 4, 2013, as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on November 12, 2013.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D originally filed February 21, 2012 (the “Original Filing”), as amended by Amendment No. 1 filed on August 13, 2013 (“Amendment No. 1”) and Amendment No. 2 filed on November 8, 2013 (“Amendment No. 2” and together with the Original Filing, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) by Applied Medical Corporation, a Delaware corporation (the “Company”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cardica, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.  This Amendment No. 3 constitutes an “exit filing” with respect to the Schedule 13D for the Company.

The Schedule 13D is amended to make the following changes:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The following information with respect to the ownership of Common Stock by the Company is provided as of December 16, 2013:

AMRC beneficially owns 2,557,407 shares of Common Stock, or approximately 4.99% of the number of shares of the Issuer’s Common Stock outstanding as of November 4, 2013. The Company, as the sole stockholder of AMRC, may be deemed to beneficially own the shares of Common Stock beneficially owned by AMRC.  To the knowledge of the Company, none of the Schedule A Persons beneficially owns any shares of Common Stock.

The Company, through its control of AMRC, has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the shares of Common Stock held by AMRC.

The information contained in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 5. Other than as set forth on Schedule B hereto, neither the Company nor, to the best knowledge of the Company, any of the Schedule A Persons has effected any transactions in the Common Stock since (and including) November 8, 2013.

As a result of the transactions reported in Schedule B, on December 16, 2013, the Company ceased to be the beneficial owner of more than 5.0% of the outstanding Common Stock.  Therefore, this Amendment constitutes the final amendment to this Schedule 13D and an exit filing for the Company, and terminates the Company’s obligation to further amend the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 17, 2013

APPLIED MEDICAL CORPORATION

By:		/s/ Samir Tall
	Name:	Samir Tall
	Title:	Chief Financial Officer

Schedule B

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer effected by the Company since the most recent filing on Schedule 13D on November 8, 2013.  All such transactions were effected in the open market through a broker-dealer.  The prices indicated are exclusive of commissions, and for dates where multiple sales were executed, the price indicated represents the weighted average price per share of sales that were executed on such date within the range of prices indicated.  The Company undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of shares sold at each separate price.

Selling Entity	Transaction Date	Quantity Sold	Weighted Average price per share	Price Range for Shares Sold
Applied Medical Resources Corporation	11/8/2013	1,700	$1.15	$1.15 – $1.15
Applied Medical Resources Corporation	11/11/2013	3,500	$1.16	$1.15 – $1.17
Applied Medical Resources Corporation	11/12/2013	5,400	$1.14	$1.13 – $1.15
Applied Medical Resources Corporation	11/13/2013	5,100	$1.14	$1.13 – $1.15
Applied Medical Resources Corporation	11/14/2013	3,000	$1.13	$1.13 – $1.15
Applied Medical Resources Corporation	11/15/2013	2,000	$1.14	$1.13 – $1.15
Applied Medical Resources Corporation	11/18/2013	6,918	$1.02	$1.00 – $1.10
Applied Medical Resources Corporation	11/21/2013	8,055	$0.95	$0.95 – $0.98
Applied Medical Resources Corporation	11/22/2013	7,300	$0.98	$0.97 – $1.00
Applied Medical Resources Corporation	11/25/2013	9,800	$1.01	$1.00 – $1.04
Applied Medical Resources Corporation	11/26/2013	4,000	$1.02	$1.01 – $1.03
Applied Medical Resources Corporation	11/27/2013	9,740	$1.03	$0.98 – $1.05
Applied Medical Resources Corporation	11/29/2013	1,100	$1.05	$1.04 – $1.05
Applied Medical Resources Corporation	12/2/2013	21,050	$1.10	$1.04 – $1.13
Applied Medical Resources Corporation	12/3/2013	15,300	$1.07	$1.05 – $1.11
Applied Medical Resources Corporation	12/4/2013	10,100	$1.09	$1.06 – $1.11
Applied Medical Resources Corporation	12/5/2013	7,200	$1.08	$1.06 – $1.10
Applied Medical Resources Corporation	12/6/2013	14,100	$1.11	$1.10 – $1.13
Applied Medical Resources Corporation	12/9/2013	6,802	$1.09	$1.07 – $1.11
Applied Medical Resources Corporation	12/10/2013	4,800	$1.04	$1.04 – $1.05
Applied Medical Resources Corporation	12/11/2013	46,342	$0.99	$0.93 – $1.08
Applied Medical Resources Corporation	12/12/2013	12,507	$0.98	$0.92 – $1.01
Applied Medical Resources Corporation	12/13/2013	20,000	$0.96	$0.93 – $1.04
Applied Medical Resources Corporation	12/16/2013	25,000	$0.98	$0.94 – $1.01